Exhibit 12.1

HOST HOTELS & RESORTS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio amounts)

	Year-to-date ended June 30,
	2015	2014
Income from continuing operations before income taxes	$324	$355
Add (deduct):
Fixed charges	139	130
Capitalized interest	(2)	(3)
Amortization of capitalized interest	4	6
Equity in (earnings) losses related to equity method investees	(20)	3
Distributions from equity investments	7	—
Adjusted earnings	$452	$491
Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$124	$113
Capitalized interest	2	3
Portion of rents representative of the interest factor	13	14
Total fixed charges	$139	$130
Ratio of earnings to fixed charges	3.3	3.8